Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-268703

Issuer Free Writing Prospectus, dated November 19, 2025

STEEL DYNAMICS, INC.
PRICING TERM SHEET

November 19, 2025

Explanatory Note: This pricing term sheet corrects a typographical error in the Price to Public for the 2028 Notes and supersedes the pricing term sheet dated November 18, 2025.

This term sheet to the preliminary prospectus dated November 18, 2025 should be read together with the preliminary prospectus before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus to the extent that it is inconsistent therewith.

$650,000,000 4.000% Notes due 2028 (the “2028 Notes”)
$150,000,000 5.250% Notes due 2035 (the “Additional 2035 Notes”)

Issuer:	Steel Dynamics, Inc.
Security Type:	Senior Unsecured Notes
Expected Ratings*:	Baa2 / BBB / BBB+ (Stable / Positive / Stable)
Security:	4.000% Notes due 2028 5.250% Notes due 2035
Principal Amount:

2028 Notes: $650,000,000

Additional 2035 Notes: $150,000,000. The Additional 2035 Notes offered hereby will form a part of the series of the 5.250% Notes due 2035 (the “Existing 2035 Notes”) and have the same terms, other than their date of issue and initial price to the public, as the $600,000,000 aggregate principal amount of Existing 2035 Notes issued on March 12, 2025. The Additional 2035 Notes offered hereby and the $600,000,000 aggregate principal amount of the Existing 2035 Notes previously issued on March 12, 2025 will constitute a single series for all purposes.

Maturity Dates:	2028 Notes: December 15, 2028 Additional 2035 Notes: May 15, 2035
Coupon:	2028 Notes: 4.000% Additional 2035 Notes: 5.250%
Interest Payment Dates:	2028 Notes: June 15 and December 15, commencing June 15, 2026 Additional 2035 Notes: May 15 and November 15, commencing May 15, 2026

Price to Public:	2028 Notes: 99.401% of the principal amount, plus accrued interest, if any, from November 21, 2025 to the settlement date
Additional 2035 Notes: 101.443% of the principal amount, plus accrued interest from, and including, November 15, 2025 up to, but not including, the settlement date (which accrued interest amount totals $131,250.00 for the Additional 2035 Notes)
Benchmark Treasury:	2028 Notes: 3.500% due November 15, 2028 Additional 2035 Notes: 4.000% due November 15, 2035
Benchmark Treasury Price and Yield:	2028 Notes: 99-24 ⅞; 3.579% Additional 2035 Notes: 99-00; 4.123%
Spread to Benchmark Treasury:	2028 Notes: + 63 bps Additional 2035 Notes: + 93 bps
Yield to Maturity:	2028 Notes: 4.209% Additional 2035 Notes: 5.053%
Make-Whole Call:	2028 Notes: T + 10 bps Additional 2035 Notes: T + 20 bps
Par Call Dates:	2028 Notes: At any time on or after November 15, 2028 (one month prior to the maturity date) Additional 2035 Notes: At any time on or after February 15, 2035 (three months prior to the maturity date)
Trade Date:	November 18, 2025
Expected Settlement Date**:	November 21, 2025 (T+3)
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	2028 Notes: 858119 BU3 / US858119BU36 Additional 2035 Notes: 858119 BS8 / US858119BS89
Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC BofA Securities, Inc. Wells Fargo Securities, LLC Goldman Sachs & Co. LLC PNC Capital Markets LLC
Senior Co-Managers:	BMO Capital Markets Corp. Citizens JMP Securities, LLC Fifth Third Securities, Inc. Truist Securities, Inc.
Co-Managers:	BBVA Securities Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the Notes will be made to investors on or about November 21, 2025, which will be the third business day following the trade date set forth above (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before the delivery date will be required, by virtue of the fact that the Notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC, telephone: collect at 1-212-834-4533; Morgan Stanley & Co. LLC, telephone: 866-718-1649; BofA Securities, Inc., telephone: 800-294-1322; or Wells Fargo Securities, LLC, telephone: (toll-free) 1-800-645-3751.

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